March 11, 2008

Amanda McManus
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:        Healthy Fast Food, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company” or “HFFI”), Amendment No. 4 to the registration statement on Form S-1 is being filed.

On February 25, 2008, the Staff had advised the Company that it had no further comments on the filing.  Since that date, the Company has been securing approvals/clearances from FINRA and various state securities authorities.  The Company is now ready to request acceleration of the effective date of the registration statement to Thursday, March 13, 2008.

This Amendment No. 4 reflects the following changes:
•	Revision of the registration statement cover page and signature page to conform to Form S-1, as revised;
•	Inclusion of certain language requested by states securities authorities on the prospectus cover and pages 34, 36, 42, 45 and II-3;
•	Inclusion of suitability requirements on page 3;
•	Further breakout of the contribution by founders in the Dilution section on page 18;
•	An update as to the extension granted by EVOS USA, Inc. on pages 7, 8, 19, 21, 27 and 28; and
•	A description of the right of first refusal granted to the representative of the underwriters on page 49.

No changes were made to the financial statements, but consents from both auditing firms are filed as Exhibits 23.2 and 23.3 to the registration statement as the prior consents referenced the registration statement on Form SB-2.

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2008

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, including exhibits, marked to show all of the changes.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosures

Cc:    Healthy Fast Food, Inc.
          L.L. Bradford & Company, LLC
          Holland & Knight LLP